UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2019

 Commission File Number 001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

November 21, 2019

We hereby inform as a Relevant Information Communication that on Tuesday, November 19, 2019 Adexus S.A. (a subsidiary of Grupo Graña y Montero founded in Chile) filed an application for reorganization under Law No. 20.720 with the Chilean courts of justice.

The reorganization allows companies with temporary liquidity problems to obtain financial protection for a period of 30 days, extendable for a period of 60 days, with the support of their creditors, to prepare, propose and negotiate a plan to restructure their assets and liabilities.

For some time now, Adexus S.A. has been experiencing short-term liquidity problems. The situation Chile is going through has aggravated this problem, affecting the company's level of budgeted activity and therefore worsening its liquidity situation.  If the request for reorganization of Adexus S.A. is accepted, the company will attempt to negotiate and reach an agreement on a restructuring plan as soon as possible, in order to give operational continuity to the company.

As previously reported, Grupo Graña y Montero's investment in Adexus S.A. has been declared as an asset held for sale and therefore, exceptionally, Grupo Graña y Montero has taken this decision, with the expectation to complete the sale of this asset as soon as possible, in order to continue with its strategy of focusing on the Engineering and Construction, Infrastructure and Real Estate businesses.

Sincerely yours,

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ LUIS FRANCISCO DIAZ OLIVERO
Name: Luis Francisco Diaz Olivero
Title: Chief Executive Officer
Date: November 21, 2019